UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

2026 Annual General Meeting of Brightstar Lottery PLC

On April 2, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced the posting to shareholders of its Notice of the 2026 Annual General Meeting (the "2026 AGM") and the Company's Annual Report and Accounts for the year ended December 31, 2025 (the "2025 ARA"). The 2026 AGM will be held at the Company's registered office at 5th Floor, Eldon House, 2 and 3 Eldon Street, London, England EC2M 7LS, on May 12, 2026, at 3:00 p.m. British Summer Time (BST).

The Notice of the 2026 AGM and the 2025 ARA can be found in the Investor Relations section of www.brightstarlottery.com, along with the Company's 2025 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on February 24, 2026. These materials can be viewed online and are available for download in PDF format.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	2026 Notice of Annual General Meeting
99.2	Brightstar Lottery PLC Annual Report and Accounts for the fiscal year ended December 31, 2025 (incorporated by reference to Exhibit 99.1 of the Company's Form 6-K filed on March 16, 2026)
99.3	2026 Annual General Meeting Proxy Card
99.4	News Release, "Brightstar Lottery PLC Announces Posting of Notice of 2026 Annual General Meeting and 2025 Annual Report and Accounts" dated April 2, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	2026 Notice of Annual General Meeting
99.2	Brightstar Lottery PLC Annual Report and Accounts for the fiscal year ended December 31, 2025 (incorporated by reference to Exhibit 99.1 of the Company's Form 6-K filed on March 16, 2026)
99.3	2026 Annual General Meeting Proxy Card
99.4	News Release, "Brightstar Lottery PLC Announces Posting of Notice of 2026 Annual General Meeting and 2025 Annual Report and Accounts" dated April 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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